SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



          (Mark One)
             |X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
                   For the fiscal year ended December 31, 1997
                                       OR
             |_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from __________ to __________

                         Commission file number 1-14108


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               360 Communications Company Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its executive office:

                           360 Communications Company
                              8725 W. Higgins Road
                                Chicago, Illinois
                                   60631-2702

                           360 COMMUNICATIONS COMPANY

                             RETIREMENT SAVINGS PLAN

                               1997 ANNUAL REPORT

                                      WITH

                         REPORT OF INDEPENDENT AUDITORS

                           360 COMMUNICATIONS COMPANY

                             RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                    For the Year Ended December 31, 1997 and

             March 7, 1996 (Date of Inception) to December 31, 1996





                                    Contents

Report of Independent Auditors.................................................1

Financial  Statements

Statement of Net Assets Available for Benefits With Fund Information...........2

Statement of Changes in Net Assets Available for Benefits With Fund
Information....................................................................4

Notes to Financial Statements..................................................6

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes....................12

Line 27d - Schedule of Reportable Transactions................................13

                         Report of Independent Auditors


The Administrative Committee
360 Communications Company

We have audited the accompanying statements of net assets available for benefits of the 360 Communications Company Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997 and from March 7, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 and from March 7, 1996 (date of inception) to December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                               Ernst & Young LLP





Chicago, Illinois
May 29, 1998

                                         360 Communications Company Retirement Savings Plan
                                                  Statement of Net Assets Available
                                                 For Benefits With Fund Information
                                                          December 31, 1997
                                                           (In thousands)


                                               Company    Sprint   Equity           Over the                   Managed     Loans
                                                Stock     Stock    Income  Magellan Counter  Overseas  Bond    Income    Receivable,
                                      Total     Fund       Fund     Fund     Fund     Fund     Fund    Fund     Fund        net
                                    --------- --------- --------- -------- -------- -------- -------- -------- -------- ------------
Assets:
Cash                                 $   612   $   324   $   288

Investments, at Fair Value
  Common Stock:  Company Stock Fund,
  Sprint Stock Fund                   21,317    11,316    10,001

  Equity Mutual Funds:
  Equity Income Fund, Magellan Fund,
  Over the Counter, Overseas Fund     31,167                      $14,019  $11,025   $3,515   $2,608

  Bond Mutual Fund:  Bond Fund         2,402                                                           $2,402

  Managed Income Fund                  8,504                                                                    $8,504

  Loans Receivable, net                2,598                                                                               $2,598
Dividend Income Receivable                 3         2         1
                                    --------- --------- --------- -------- -------- -------- -------- -------- -------- ------------
Total Assets                          66,603    11,642    10,290   14,019   11,025    3,515   2,608     2,402    8,504      2,598

Liabilities:
Benefit Claims Payable                    20        20
                                    --------- --------- --------- -------- -------- -------- -------- -------- -------- ------------
Net Assets Available for Benefits    $66,583   $11,622   $10,290  $14,019  $11,025   $3,515   $2,608   $2,402   $8,504     $2,598
                                    ========= ========= ========= ======== ======== ======== ======== ======== ======== ============









                                                  See Notes to Financial Statements


                                         360 Communications Company Retirement Savings Plan
                                                  Statement of Net Assets Available
                                                 For Benefits With Fund Information
                                                          December 31, 1996
                                                           (In thousands)


                                              Company   Sprint    Equity            Over the                   Managed     Loans
                                               Stock     Stock    Income  Magellan  Counter   Overseas  Bond   Income    Receivable,
                                      Total    Fund      Fund      Fund     Fund      Fund      Fund    Fund    Fund        net
                                     -------- -------- --------- -------- --------- --------- -------- ------- -------- ------------
Investments, at Fair Value
  Common Stock:  Company Stock Fund,
  Sprint Stock Fund                  $19,831   $7,087   $12,744

  Equity Mutual Funds:
  Equity Income Fund, Magellan Fund,
  Over the Counter, Overseas Fund     15,967                      $7,489   $5,499     $1,554   $1,425

  Bond Mutual Fund:  Bond Fund         1,054                                                           $1,054

  Managed Income Fund                  6,503                                                                    $6,503

  Loans Receivable, net                2,024                                                                               $2,024
                                     -------- -------- --------- -------- --------- --------- -------- ------- -------- ------------
Net Assets Available for Benefits    $45,379   $7,087   $12,744   $7,489   $5,499     $1,554   $1,425  $1,054   $6,503     $2,024
                                     ======== ======== ========= ======== ========= ========= ======== ======= ======== ============












                                                  See Notes to Financial Statements

                                         360 Communications Company Retirement Savings Plan
                                                 Statement of Changes in Net Assets
                                            Available for Benefits With Fund Information
                                                For the Year Ended December 31, 1997
                                                           (In thousands)


                                             Company    Sprint    Equity             Over the                  Managed     Loans
                                              Stock     Stock     Income  Magellan   Counter  Overseas  Bond    Income   Receivable,
                                    Total      Fund      Fund      Fund     Fund       Fund     Fund    Fund     Fund       net
                                   -------- --------- --------- --------- --------- --------- -------- ------- -------- ------------
Additions
Investment Income:
    Interest and dividends         $ 2,479   $     -   $   224   $   702   $   623   $  230    $  122  $  150   $  428
    Realized and unrealized
      appreciation (depreciation)in
      the fair value of investments  7,163      (274)    4,308     1,985     1,147      (43)       40       -        -
                                   -------- --------- --------- --------- --------- --------- -------- ------- --------
        Net investment income        9,642      (274)    4,532     2,687     1,770      187       162     150      428

Contributions:
  Employer contributions, net        7,086     1,860         -     1,404     1,452      528       391     762      689
  Participant contributions          6,977     1,676         -     1,438     1,573      641       446     379      824
                                   -------- --------- --------- --------- --------- --------- -------- ------- --------
      Total contributions           14,063     3,536         -     2,842     3,025    1,169       837   1,141    1,513
                                   -------- --------- --------- --------- --------- --------- -------- ------- --------
Total additions                     23,705     3,262     4,532     5,529     4,795    1,356       999   1,291    1,941

Deductions
  Benefit payments                  (3,029)     (358)     (456)     (542)     (544)    (123)     (123)    (59)    (539)    $ (285)
  Forfeitures                            -       (59)      (77)      (60)      (81)     (33)      (20)    (15)     345          -
  Loan withdrawals                       -      (352)     (244)     (340)     (317)     (62)      (75)    (40)    (299)     1,729
  Administrative expenses              (14)       (2)        -        (3)       (1)       -         -      (1)      (7)         -
                                   -------- --------- --------- --------- --------- --------- -------- ------- -------- ------------
Total deductions                    (3,043)     (771)     (777)     (945)     (943)    (218)     (218)   (115)    (500)     1,444

Loan repayments
  Principal                              -       266         -       163       136       42        39      26      198       (870)
  Interest                             132        42         -        27        24        6         5       3       25          -
                                   -------- --------- --------- --------- --------- --------- -------- ------- -------- ------------
                                       132       308         -       190       160       48        44      29      223       (870)

Other transfers, net                   410       (16)      (61)      (24)      (17)       2         -       -      526          -
                                   -------- --------- --------- --------- --------- --------- -------- ------- -------- ------------
Net increase prior to
  interfund transfers               21,204     2,783     3,694     4,750     3,995    1,188       825   1,205    2,190        574

Interfund transfers, net                 -     1,752    (6,148)    1,780     1,531      773       358     143     (189)         -
                                   -------- --------- --------- --------- --------- --------- -------- ------- -------- ------------
        Net increase (decrease)     21,204     4,535    (2,454)    6,530     5,526    1,961     1,183   1,348    2,001        574

Net assets available for benefits:
    Beginning of year               45,379     7,087    12,744     7,489     5,499    1,554     1,425   1,054    6,503      2,024
                                   -------- --------- --------- --------- --------- --------- -------- ------- -------- ------------

    End of year                    $66,583   $11,622   $10,290   $14,019   $11,025   $3,515    $2,608  $2,402   $8,504     $2,598
                                   ======== ========= ========= ========= ========= ========= ======== ======= ======== ============




                                                  See Notes to Financial Statements


                                         360 Communications Company Retirement Savings Plan
                                                 Statement of Changes in Net Assets
                                            Available for Benefits with Fund Information
                                       March 7, 1996 (Date of Inception) to December 31, 1996
                                                       (Thousands of Dollars)




                                         Company   Sprint    Equity               Over the                    Managed      Loans
                                          Stock    Stock     Income   Magellan     Counter  Overseas   Bond    Income    Receivable,
                               Total      Fund      Fund      Fund      Fund        Fund      Fund     Fund     Fund        net
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------

Investment Income:
   Interest and dividends      $ 1,793    $    -   $   333    $  324     $  620    $   136   $   82   $   33    $  265
   Realized and unrealized
    appreciation
    (depreciation) in the
    fair value of investments    1,908       162     1,436       480       (225)        18       21       16         -
                              --------- --------- --------- --------- ---------- ---------- -------- -------- ---------
    Net Investment Income        3,701       162     1,769       804        395        154      103       49       265

Contributions:
  Employer contributions, net    4,853     1,523         -       856        932        210      226      361       745
  Participant contributions      4,837     1,414         1       909      1,029        256      266      198       764
                              --------- --------- --------- --------- ---------- ---------- -------- -------- ---------
   Total contributions           9,690     2,937         1     1,765      1,961        466      492      559     1,509
                              --------- --------- --------- --------- ---------- ---------- -------- -------- ---------
Total additions                 13,391     3,099     1,770     2,569      2,356        620      595      608     1,774

Deductions
  Benefit paymets               (1,144)     (358)     (268)     (132)      (128)        (3)     (32)     (12)     (161)    $  (50)
  Forfeitures                        -       (25)      (73)       (7)       (10)        (1)      (2)      (2)      120          -
  Loan withdrawals                   -      (157)     (288)     (213)      (167)       (28)     (34)     (17)     (332)     1,236
  Administrative expenses           (9)       (2)        3        (2)        (1)        (1)       -       (2)       (5)         1
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------
Total deductions                (1,153)     (542)     (626)     (354)      (306)       (33)     (68)     (33)     (378)     1,187

Loan repayments
  Principal                          -       207         -        97         81         15       21       14       141     $ (576)
  Interest                          89        32         -        15         14          2        3        2        21          -
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------
                                    89       239         -       112         95         17       24       16       162       (576)
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------

Net increase (decrease)prior
 to interfund transfers         12,327     2,796     1,144     2,327      2,145        604      551      591     1,558        611

Interfund transfers, net             -     1,668    (1,922)      479       (215)       612      225        3      (850)         -
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------
      Net increase (decrease)   12,327     4,464      (778)    2,806      1,930      1,216      776      594       708        611

Net assets available
 for benefits:
  Transfer from Sprint
  Retirement Savings Plan       33,052     2,623    13,522     4,683      3,569        338      649      460     5,795      1,413
                              --------- --------- --------- --------- ---------- ---------- -------- -------- --------- -----------

   End of period               $45,379    $7,087   $12,744    $7,489     $5,499     $1,554   $1,425   $1,054    $6,503     $2,024
                              ========= ========= ========= ========= ========== ========== ======== ======== ========= ===========












                                                  See Notes to Financial Statements

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.       DESCRIPTION OF THE PLAN

The following brief description of the 360 Communications Company Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and the summary plan description for more complete information.

Background

On July 26, 1995, Sprint Corporation ("Sprint") announced that its Board of Directors decided to pursue a tax-free spinoff of 360 Communications Company (the "Company") to Sprint shareholders. In the Federal Communications Commission ("FCC") auction of wireless Personal Communications Services ("PCS") licenses, Sprint Spectrum LP won the rights to several markets that overlap service territories operated by the Company. Under FCC rules, Sprint was required to divest or reduce its cellular holdings in certain markets to clear conflicts with the PCS licenses awarded to Sprint Spectrum LP. For these reasons, Sprint and its Board of Directors decided to pursue a spinoff of the cellular operations of Sprint.

On March 7, 1996, the spinoff was consummated and the Company became a separate, publicly traded company. Concurrent with the spinoff, a new Plan was established by which identical investment funds were adopted and all account balances for the Company's associates were transferred from the Sprint Retirement Savings Plan to the Plan.

General

The Plan is a defined contribution plan established and sponsored by the Company and is intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code").

The Plan includes a qualified cash or deferred arrangement as defined in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Elective deferrals made by associates to the Plan are voluntary. Individuals employed by the Company for more than one year and who are not represented by a collective bargaining unit are eligible to participate. Regular full-time employees who have attained age 35 but not yet completed one year of service are also eligible to participate in the Plan.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.       DESCRIPTION OF THE PLAN (continued)

Contributions

Participants can contribute up to 16% of their eligible pay to a pre-tax account, provided total contributions to the pre-tax account did not exceed an annual limitation of $9,500 for the 1997 and 1996 Plan years. The percentage that can be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recomputed in order to maintain compliance with the permitted disparity provisions of the Code. The annual limitation on contributions to the pre-tax account is established under the Code. Currently contributions are allowed to only the pre-tax account. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under sections 401(a) of the Code.

The Company makes a dollar for dollar matching contribution to the Plan. Contributions in excess of 6% of each participant's pay are not included in this calculation of the Company contribution. Contributions are made in cash or Company stock with a market value equal to the Company contribution requirement.

In 1996, the Company introduced an age-related contribution referred to as the age-progressive contribution in the Plan. This age-related contribution is available for eligible participants in the Plan who have attained age 25 and are employed by the Company as of the last pay period each year. Employees not enrolled in the Plan that have completed one year of service or are age 35 or older are still eligible for the age-progressive contribution. If an investment election does not appear on file for eligible participants at the time the age-progressive contribution is made, the allocation is automatically invested in the PIMCO Total Return Bond Fund ("Bond Fund").

Investment Funds

Participants may direct their contributions into any of seven funds managed by Fidelity Investments Institutional Services Company, Inc.: the Equity Income Fund, Magellan Fund, Managed Income Fund, Over the Counter Fund, Bond Fund, Overseas Fund and Company Stock Fund. Company contributions are invested in the same investment funds as plan participant contributions.

The Bond Fund has been invested in the PIMCO Total Return Investment Fund, Inc. The Company Stock Fund invests in 360 Communications Company common stock. The Managed Income Fund is managed by Fidelity Management Trust Company and is invested in a pool of investment contracts issued by various insurance companies and banks. Since the spinoff, Company associates participating in the Plan cannot elect to invest money into the Sprint Stock Fund. The Company discontinued the Fund on March 31, 1998.

Participants may redirect the funds in which their current contributions are invested each pay period. In addition, participants may also transfer existing balances between funds on any week day, except holidays when the New York Stock Exchange is closed. However, certain limitations do apply in that at no time can transfers be made directly or indirectly (within 90 days) from the Managed Income Fund to the Bond Fund. During 1997, the Managed Income Fund received a $400,000 distribution from the bankruptcy settlement of a fund previously available to participants under the Sprint Retirement Savings Plan.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN (continued)

The number of Plan participants in each investment fund consisted of the following:

                                                 December 31,
                                     ----------------------------------
                                          1997               1996
                                     ---------------    ---------------
           Magellan Fund                  1,735              1,267
           Equity Income Fund             1,707              1,326
           Managed Income Fund            1,331              1,130
           Bond Fund                      2,023              1,164
           Overseas Fund                    828                626
           Company Stock Fund             2,152              2,122
           Over the Counter Fund            909                545
           Sprint Stock Fund              1,214              1,707


Vesting

Participants are 100% vested in their participant contribution accounts at all times.

Participants have an immediate 100% vested right to their Company contributions upon 5 or more years of continuous service with the Company. Earlier vesting may occur, if while an employee of the Company, a participant: (1) attains age 65,
(2) incurs a permanent and total disability, (3) dies, or (4) receives approval of the Company's Board of Directors under certain circumstances.

Terminating participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

Withdrawals

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet "hardship" requirements defined in the Code, or become permanently and totally disabled. Withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

Participant Loans

Participants may borrow the lower of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant's loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000. Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 25 years. The interest rate charged on loans is set by an administrative committee.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN (continued)

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions made on behalf of the participant, (b) the participant's own contributions made to the Plan, including rollover contributions, (c) the participant's share of any investment income (losses), (d) withdrawals, (e) loans, (f) forfeitures of Company contributions due to the participant's withdrawal and (g) transfers directed by the participant from one investment fund to another.

Administration and Plan Expenses

The Plan is administered by the Administrative Committee ("Committee") established pursuant to the Plan. Most administrative expenses are paid for by the Company. Mutual funds offered under the Plan incur fees related to their daily operations. These expenses are paid out of the Plan's mutual fund assets and are reflected in their share price or dividends; they are neither billed directly to participants nor deducted from their accounts. Certain administrative charges for employee loans are charged to participants with outstanding loans.

Termination

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are generally valued at fair market value. The fair market value of the common stock, equity mutual funds, and the bond mutual funds is based on the value of the last reported sale on the last business day of the year. Loans to participants are valued at their principal balance.

Interest

Income from the investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, increases and decreases included in the financial statements. Actual results could differ from these estimates.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status

The Company received a favorable determination letter from the Internal Revenue Service which stated that the Plan met applicable requirements of the Code and, therefore, qualified for favorable tax treatment. As a result, no provision for income taxes is included in these financial statements. The Plan is required to be administered in accordance with the Plan document and the Code. The Company is not aware of any series of events or circumstances that would adversely impact the Plan's qualified status.

Withdrawals

Withdrawals, other than cash, are recorded at the fair market value of the assets on the date of distribution.

Reclassifications

Certain 1996 amounts have been reclassified to conform to the presentation used in 1997.

3.       INVESTMENTS

The following table presents the cost and fair value of Plan investments that represent 5% or more of the Plan's net assets available for benefits (in thousands):

                                    December 31, 1997        December 31, 1996
                                  ---------------------    ---------------------
                                    Cost    Fair Value       Cost    Fair Value
                                  -------- ------------    -------- ------------
Investments at Fair Value as
Determined by Quoted Market Price:
Common Stock:
     Company Stock Fund           $11,228    $11,316        $6,383     $ 7,087
     Sprint Stock Fund              4,568     10,001         8,012      12,744
Fidelity Equity Mutual Funds:
     Magellan Fund                 10,116     11,025         5,619       5,499
     Equity Income Fund            11,178     14,019         7,024       7,489
     Over the Counter Fund          3,556      3,515         1,539       1,554
Managed Income Fund                 8,504      8,504         6,503       6,503


4.       YEAR 2000

The Company believes that with modifications to existing software and conversions to new software the year 2000 project will not pose significant operational problems for its computer systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company anticipates completing the year 2000 project no later than December 31, 1998. The Company does not expect this project to have a material impact on Plan operations.

               360 COMMUNICATIONS COMPANY RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



5.       SUBSEQUENT EVENT

Merger Agreement with ALLTEL Corporation

On March 16, 1998, the Company entered into an Agreement and Plan of Merger with ALLTEL Corporation ("ALLTEL") and Pinnacle Merger Sub, Inc., a wholly owned subsidiary of ALLTEL, pursuant to which each outstanding share of the Company's common stock will be converted into the right to receive .74 of a share of ALLTEL common stock, par value $1.00 per share. Upon consummation of the merger, the Company will become a wholly owned subsidiary of ALLTEL. The merger may, or may not, result in a termination of the Plan or merger of the Plan with ALLTEL's Benefit Plan. A final determination regarding the Plan is expected to be made in the third quarter of 1998.

                             SUPPLEMENTAL SCHEDULES

                           360 COMMUNICATIONS COMPANY
                             RETIREMENT SAVINGS PLAN
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997
                      (In thousands, except share amounts)



     Description of Assets               Shares            Cost      Fair Value
--------------------------------   -------------------  -----------  -----------

PIMCO Total Return Fund                   226,646          $2,391      $ 2,402

Company Stock Fund                      1,301,471          11,228       11,622

Fidelity Magellan Fund*                   115,728          10,116       11,025

Fidelity Equity Income Fund*              267,482          11,178       14,019

Fidelity Over the Counter Fund*           105,062           3,556        3,515

Fidelity Overseas Fund*                    80,134           2,579        2,608

Fidelity Managed Income Fund*           8,504,319           8,504        8,504

Sprint Stock Fund                         642,321           4,568       10,290

Loans Receivable, net              Loans with interest
                                   rates of 8% and
                                   varying maturites            -        2,598
                                                        -----------  -----------

Total                                                    $ 54,120      $66,583
                                                        ===========  ===========

* Represents a Party-In-Interest

                           360 COMMUNICATIONS COMPANY
                             RETIREMENT SAVINGS PLAN
                 Line 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997
                                 (In thousands)


                                                                          Fair
                                 Number of    Purchase  Selling           Market  Realized
      Description of Assets     Transactions    Price    Price    Cost    Value     Gain
------------------------------- ------------  --------  -------  ------  -------  ---------

Category (iii) = A series of transactions in excess of 5% of plan assets

Company Stock Fund                  249        $7,622    $    -  $7,622   $7,622   $    -
                                    235             -     2,813   2,777    2,813       36

Fidelity Magellan Fund*             243         6,065         -   6,065    6,065        -
                                    206             -     1,685   1,567    1,685      118

Fidelity Equity Income Fund*        244         6,152         -   6,152    6,152        -
                                    206             -     1,607   1,398    1,607      209

Fidelity Over the Counter Fund*     209         2,524         -   2,524    2,524        -
                                    147             -       521     507      521       14

Fidelity Managed Income Fund*       225         4,737         -   4,737    4,737        -
                                    220             -     2,735   2,735    2,735        -

Sprint Stock Fund                   226           224         -     224      224        -
                                    225             -     6,986   3,670    6,986    3,316


There were no category (i), (ii) or (iv) transactions during the year.

*Represents a Party-In-Interest

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             360 COMMUNICATIONS COMPANY
                                             RETIREMENT SAVINGS PLAN


                                             By: /s/ Jeffery R. Gardner
                                                 Jeffery R. Gardner
                                                 Senior Vice President - Finance


Date:  June 29, 1998

                                  EXHIBIT INDEX



Exhibit
Number                        Description of Exhibits
------                        -----------------------


23         Consent of Ernst & Young LLP.











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